

September 28, 2010

By U.S. Mail and facsimile to 323-299-3118

Mr. Larry Taylor
Chief Financial Officer
1100 Glendon Avenue, 17th Floor
Los Angeles, California 90024

      Re: **OBN Holdings, Inc.**
                  Form 10-K for the Fiscal Year Ended June 30, 2009
                  Filed November 9, 2009
                  File No. 0-51021

Dear Mr. Taylor:

      We have completed our review of your filings and do not have any further comments at this time.

                           Sincerely,

                           Andrew Mew
                           Accounting Branch Chief